(d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA BALANCED PORTFOLIO, INC.

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit
	(as a percentage of average net assets)

	Class I	Class S
Voya Balanced Portfolio	0.69	0.94%
Term Expires May 1, 2026

Effective Date: May 1, 2024, to reflect the extension of the term for Voya Balanced Portfolio ("Balanced Portfolio") in connection with the proposed merger of Balanced Portfolio with and into Voya Balanced Income Portfolio to be presented at the January 10, 2024 meeting.

*This Agreement shall automatically renew for one-year terms with respect to the Fund unless otherwise terminated in accordance with the Agreement.